4 FEBRUARY 2010

VIA EDGAR

David R. Humphrey
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  Century Casinos, Inc. (File No. 000-22900)
Form 10-K for the year ended December 31, 2008

Dear Mr. Humphrey:

On behalf of Century Casinos, Inc. (“Century Casinos”, “CCI” or the “Company”), the following responses are provided to the comments submitted to Century Casinos by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated December 15, 2009 (the “Letter”) relating to Century Casinos’ Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”). The responses are keyed to the numbering of the comments in the Letter which are restated below in italics for convenient reference.

Form 10-K for the Year Ended December 31, 2008

Item 1A. Risk Factors, page 14

1.   We note your disclosure in the first paragraph that “The risks described below are not the only ones facing us.”  In future filings, please remove this language as it suggests that known material risks have not been disclosed.

Response:  In response to the Staff’s comment, in future filings we will remove the language as suggested by the Staff.

Signatures, page 60

2.
We note that your principal financial officer and principal accounting officer or controller have not signed the report in the second signature block. Please revise to include their signatures, signing on behalf of the registrant in their individual capacities. See signatures on Form 10-K and General Instruction D(2)(a) to Form 10-K.

Response:  In response to the Staff’s comment, we propose that in future filings we will move the signatures of our Principal Financial Officer and Principal Accounting Officer from the first signature block to the second signature block.

Consolidated Financial Statements
Note 2 – Significant Accounting Policies
Operating Segment, page F-14

3.
We note that you began aggregating all of your operations into one reportable segment in 2007. However, based on your 2008 results of operations, as summarized in the tables on page 33, it now appears the economic characteristics of your Colorado casinos are significantly different than those of your casino in Canada. Accordingly, it is unclear whether or not you continue to meet the aggregation criteria set forth in paragraph 17 of SFAS 131. Please revise or advise.

Response:  In response to the Staff’s comment, based on a review of the information in SFAS No. 131 (“SFAS 131”), we believe that we continue to meet the aggregation criteria set forth in paragraph 17 of SFAS 131 based on the following:

The Company’s continuing operations include three land based casinos, two of which are located in the United States and one in Canada.  In addition, the Company serves as concessionaire on a total of 5 cruise ships. We also have a 33.3% equity interest in Casinos Poland, the owner and operator of seven casinos and one slot casino. The Company maintains two corporate offices.  From its headquarters in the United States, the Company manages all financial reporting and financing activities for all properties. The Company maintains a corporate office in Europe from which we manage company strategy and investor relations.  We note that paragraph 12 of SFAS 131 defines an enterprise’s chief operating decision maker as a “function” and not necessarily as a manager with a specific title. We consider three individuals to make up this function for our continuing operations. These three individuals are our Co-CEOs and our Chief Operating Officer – North America (“COO”). We also note that our Co-CEOs are the final decision makers for all entities.

The COO reviews the results of our continuing operations which include the financial statements and other statistical data of the properties with the managing director of each property in North America on a monthly basis. The Co-CEOs visit all the Company’s  properties throughout the year to review the results of operations with both the COO and the managing director.  In addition, the Co-CEOs along with the COO monitor key operating statistics for all properties on a daily basis and evaluate financial results in relation to budget and historical performance on a semi-monthly basis.

We note that while we report as one segment, our Results of Operations on page 33 of our 2008 Form 10-K includes net operating revenues and operating results by property. On a monthly basis, the principal report provided to our chief operating decision maker includes the net operating results and overall operating results of the Company, with supporting information by casino property. Also, Management’s Discussion and Analysis in our 2008 Form 10-K includes discussion of each property’s operating results by line item where material to the results of the entity as a whole. Finally, footnote 15 of our audited financial statements includes a breakout of the net operating revenue by geographic segment.

We determined that we could aggregate our operating units as one reportable segment by applying the criteria outlined in paragraph 17 of SFAS 131 and evaluating the similarities among our operating segments.

1)
Economic characteristics - In response to the Staff’s comment regarding how we determine that each of our separate operations have similar economic characteristics given that they are located in different geographic regions of the world, we would like to point out the following:

a.	Net operating revenue is recognized and reported on the same basis at each property with the vast majority of the revenue earned in cash from gaming activity.

b.	The Company monitors the same key statistics at each property, which are:

i.
the primary revenue statistics are win per unit (WPU), hold %, gross gaming revenue, and market share where data is available. Hold % is the gaming revenue that the casino retains on the total play. Hold %s typically fall between 5.5% and 7.5% on an extended basis at all properties;

ii.	the primary cost element is payroll and is measured via FTEs (full time equivalents); and

iii.	as we are engaged in gaming operations, we review casino operating margins as the primary measure of operating efficiency on a regular basis.

The following table sets forth the casino operating margin at each of our continuing operations:

	For the Year Ended December 31,
	2008	2007
Century Casino & Hotel, Edmonton	62%	62%
Womacks Casino & Hotel (Cripple Creek)	63%	61%
Century Casino & Hotel, Central City	59%	51%
Cruise Ships	19%	5%
Corporate	-	-
Consolidated Casino Operating Margin	59%	61%

We note that the results of our cruise ship casinos constitute less than 5% of the Company’s total net operating revenue. As the above table indicates, for the year ended December 31, 2008, operating margins of the casinos that generate a material portion of our net operating revenue fell within a narrow range (59%-63%). The Company feels that this illustrates the similarity of the economic characteristics among these properties. The Company expects that future operating margins will continue to fall within these ranges. When revenues at a property decline, management attempts to stabilize operating margins by controlling variable costs.

Net operating revenue by property for the years ended December 31, 2008 and 2007 was:

	For the Year Ended December 31,
	2008	2007
Century Casino & Hotel, Edmonton	$21,956	$19,297
Womacks Casino & Hotel (Cripple Creek)	11,243	16,722
Century Casino & Hotel, Central City	17,435	20,374
Cruise Ships	2,401	2,603
Corporate	7	47
Consolidated net operating revenue	$53,042	$59,043

As of January 1, 2008, smoking was banned in all Colorado casinos. Also in 2008, a large casino opened in Cripple Creek, Colorado, the market in which Womacks operates. These two events negatively impacted our revenue at our Colorado casinos. As a result, we recorded goodwill impairments of $7.1 million for Womacks and $2.1 million for Central City. Even though revenue at these casinos declined, we were still able to maintain casino operating margins consistent with our expectations, as indicated in the first table above.

c.
In a market where regulatory costs such as gaming taxes or device fees may be higher, we attempt to maintain a profit margin comparable to our other markets by the control of other costs such as staffing and marketing.

2)           The nature of the products and services  – Our principal business at each location is the same – that is, the operation of casino facilities  which includes the provision of gaming (entertainment experience that includes games of chance), hotel accommodations, dining facilities and other amenities. Our non-casino facilities are all highly dependent on the volume of customers at our casinos. In addition, our revenues are essentially cash-based, through customers wagering with cash or paying for non-gaming services with cash or credit cards.

3)           The nature of the production processes – All of our properties provide an entertainment experience in the form of games of chance.  Department structures amongst the properties are very similar and include slot attendants, cage personnel, compliance, marketing/promotions, cocktail and wait staff, information technology, accounting, human resources and other back of house departments all of which are overseen by the managing director for the property.

4)           The type or class of customer for our products and services – In all of the markets in which we operate, our principal customer is a casino patron. Each of the properties is dependent upon the volume of business supplied by local customers and the Company has established loyalty programs which reward customers for repeat visits at each of the properties.  We do not feel that there is a difference between a customer on the cruise ships and a customer in North America.

5)           The methods used to distribute our products or provide their services – The method of providing services are similar for all of our properties. The casinos at each of our locations have space devoted to slot machines and live games.  The type and mixture may vary in each local market, but there is no difference in a slot machine whether it is a slot machine located in the United States, Canada, Europe or South Africa.  In addition, the ratio of slot machines to lives games is heavily weighted to slot machines at all locations.  Other services such as hotel rooms and dining facilities are provided as ancillary services to the casino patron and vary in number based on market conditions.

6)           If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities - The principal gaming regulations in the markets in which we operate have the same purpose, namely to identify the minimum acceptable level of internal control necessary to accurately determine gross gaming revenue that is subject to the application of gaming taxes. While the rate structure may be different in each market, the basic principal is that we are taxed in most jurisdictions on a percentage of our gross gaming revenue.

As of January 1, 2008, smoking was banned in all Colorado casinos. Management believes this made the regulatory environment of the Colorado casinos more similar to the Edmonton casino, where smoking was already banned. Also in 2008, voters in Colorado approved an amendment to increase the waging limits at Colorado casinos to $100 and have craps and roulette tables added to the market. This change added to the similarity of our Edmonton casino, where wagers are unlimited and these games were already offered.

Note 5 – Equity Investment in Unconsolidated Subsidiary, page F-23

4.
We note you acquired a 33.3% interest in Casinos Poland Ltd (CPL) during 2007. We also note that CPL owns and operates seven full casinos and one slot casino, and CPL’s net operating revenue of $57.4 million for 2008 was greater than your consolidated net operating revenue of $53.0 million for that same year. Based on your most recent annual financial statements, which have been retrospectively adjusted to give effect to discontinued operations, it appears that audited financial statements of CPL may be required to be included in your filing pursuant to Rule 3-09 of Regulation S-X. However, if CPL was a significant equity method investee for 2007, but not for 2008, only CPL’s 2007 financial statements are required to be audited. The 2008 financial statements may be unaudited. If you believe financial statements for CPL are not required to be included in your filing, please provide us with your computations under Rule 3-09 of Regulation

S-X for all periods presented.

Response:  In response to the Staff’s comment, when we originally filed our 2007 10-K, Casinos Poland LTD (CPL) was not a significant subsidiary in accordance with both calculations prescribed by Rule 3-09. After retrospectively adjusting our financial statements to reflect our discontinued operations in 2008, CPL became a significant subsidiary for 2007.

Section 2410.6 of the SEC Financial Reporting Manual instructs registrants to contact the SEC when the restatement of a discontinued operation causes an unconsolidated subsidiary to become significant, yet the registrant believes presentation of investee financial statements is not necessary to reasonably inform investors. In our case, CPL was not significant to the company for 2008 and is not expected to be significant to the company for 2009 or future periods.  Accordingly, on January 22, 2010, the Company requested that the SEC waive the requirement to file Rule 3-09 financial statements for CPL in the 2008 Form 10-K. The SEC granted us this waiver on January 29, 2010.

Schedule 14A
Roles in Establishing Compensation, page 15

5.
We note your reliance, in part, on a November 2006 trade publication when establishing executive compensation. In future filings, please disclose the name of this publication and greater detail on the extent to which you rely on it, including the degree to which the Compensation Committee considered the 47 profiled gaming companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:  In response to the Staff’s comment, we propose in future filings to remove the reference to this trade publication. While the publication was useful in determining that executive compensation was reasonable in comparison to other casino companies and therefore was taken into consideration by our Compensation Committee, we do not benchmark or otherwise index our executive compensation to the other 47 profiled gaming companies.

* * *

In connection with responding to your comments, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact the undersigned or Ray Sienko, Chief Accounting Officer, at (719) 527-8300.

Very truly yours,

/s/ Larry Hannappel
Larry Hannappel
Senior Vice President, Principal Financial Officer &
Chief Operating Officer – North America